EXHIBIT 99.1

Tekmira Announces Election of Directors

VANCOUVER, British Columbia, May 17, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced that the nominees listed in the management proxy circular for the 2013 Annual and Special Meeting of Shareholders were elected as directors of Tekmira at the annual meeting held on May 14, 2013 in Vancouver. Detailed results of the vote for the election of directors are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Michael Abrams	1,944,876	99.25%	14,740	0.75%
Kenneth Galbraith	1,945,046	99.26%	14,570	0.74%
Don Jewell	1,945,116	99.26%	14,500	0.74%
Frank Karbe	1,942,816	99.14%	16,800	0.86%
Daniel Kisner	1,943,276	99.17%	16,340	0.83%
Mark J. Murray	1,942,146	99.11%	17,470	0.89%

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca